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                                                                                                           EXHIBIT 12(b)
                                                  SALOMON INC AND SUBSIDIARIES
                                          Calculation of Ratio of Earnings to Combined
                                              Fixed Charges and Preferred Dividends
                                                           (Unaudited)

                                                         Six
                                                      Months
                                                       Ended
                                                    June 30,                            Years Ended December 31,
Dollars in millions                                     1995      1994          1993           1992          1991          1990

Earnings:

 Income (loss) before taxes and cumulative
   effect of change in accounting principles      $       35   $   (831)     $   1,465     $    1,056    $      919    $      506
 Add fixed charges (see below)                         2,899       4,919         4,644          4,373         5,704         6,032
 Other adjustments                                       (5)         (3)            22             20           (4)          (16)
Earnings as defined                               $    2,929   $   4,085     $   6,131     $    5,449    $    6,619    $    6,522

Fixed Charges and
 Preferred Dividends:
 Interest expense                                 $    2,878   $   4,892     $   4,600     $    4,324    $    5,638    $    5,959
 Other adjustments                                        21          27            44             49            66            73
Fixed charges as defined                               2,899       4,919         4,644          4,373         5,704         6,032
Preferred dividends (tax
 equivalent basis)                                        60         129            83            131           121           105
Combined fixed charges
 and preferred dividends                          $    2,959   $   5,048     $   4,727     $    4,504    $    5,825    $    6,137

Ratio of earnings to
 combined fixed charges
 and preferred dividends                                0.99 *      0.81 **       1.30           1.21          1.14          1.06
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NOTES:
The ratio of earnings to combined fixed charges and preferred dividends was calculated by dividing the sum of fixed charges and tax equivalent preferred dividends into the sum of earnings before taxes and fixed charges.
Fixed charges consist of interest expense, including capitalized interest and a portion of rental expense representative of the interest factor.

Tax equivalent preferred dividends represent the pretax earnings necessary to cover preferred stock dividend requirements, assuming such earnings are taxed at the Company's consolidated effective income tax rate.

*  For the six months ended June 30, 1995, earnings as defined were inadequate to cover fixed charges, including preferred dividends.  The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the six months ended June 30, 1995 was $30 million.

**  For the year ended December 31, 1994, earnings as defined were inadequate to cover fixed charges, including preferred dividends.  The amount by which fixed charges, including preferred dividends, exceeded earnings as defined for the year ended December 31, 1994 was $963 million.
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